EXHIBIT 99.1

TOP Ships Inc. Announces Time Charters at Very Strong Rates and Revenue Backlog of $352 Million, 26% Higher Than Previously Reported

ATHENS, Greece, July 20, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (NASDAQ: TOPS) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has agreed to extend for up to 36 months the time charter agreements with Clearlake Shipping Pte Ltd. for its two Suezmax vessels, M/T Eco West Coast and M/T Eco Malibu.

The extended period, which starts after the expiration of the present time charters in Q1 of 2024, has a firm duration of a minimum of 30 months and a maximum of 36 months at a gross daily rate of $32,850. All other main terms of the contracts that had been previously announced, including the charterer’s option to extend the charters for 2 additional years at a gross daily rate of $34,750 for the first year and $36,750 for the second year, remain unchanged.

The additional revenue backlog expected to be generated by this time charter extension is about $72 million for the maximum firm period.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very pleased to have concluded this time charter extension more than half a year ahead of the firm period expiration of the present employment of our 2 vessels, taking advantage of the strong rates prevailing in the current tanker market.

“This is an attestation, from a top-class charterer, of the high level of quality of our vessels as well as the services that we offer.

“After considering the maximum firm duration of this fixture, the total gross revenue backlog as of December 31, 2022 for the firm time charter period of our operating vessels, including 50% of our joint venture vessels, that was previously announced at $280 million is increased to about $352 million.

“The Company’s charter coverage currently stands as follows:

Year	Operating fleet
2023	100%
2024	98%
2025	55%
2026	55%
2027	20%
2028 to Q1 2037	17%”

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org